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                        VoiceStream Wireless Corporation
                              12920 SE 38th Street
                           Bellevue, Washington 98006






                                                   April 5, 2001




Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

Attention:  Kevin Copp, Esq.

      Re: VoiceStream Wireless Corporation - Convertible Voting Preferred Stock

Gentlemen:

               This letter is written to Deutsche Telekom AG ("Deutsche Telekom") in its capacity as the holder of shares of Convertible Voting Preferred Stock, par value $0.001 per share (the "Preferred Stock"), issued by VoiceStream Wireless Corporation ("VoiceStream"). Deutsche Telekom is the record holder of 3,906,250 shares of Preferred Stock, constituting all of the issued and outstanding shares of Preferred Stock. As you are aware VoiceStream has declared a stock dividend of .0075 of a share of common stock, par value $0.001 per share ("Common Stock"), for each share of Common Stock outstanding (the "Stock Dividend"). The Stock Dividend is payable on April 6, 2001 to holders of record of Common Stock on March 23, 2001.

               VoiceStream hereby confirms, and Deutsche Telekom hereby acknowledges, that Deutsche Telekom will not receive, subject to the next paragraph of this letter, any shares of Common Stock pursuant to the Stock Dividend.

               VoiceStream hereby agrees and confirms, and Deutsche Telekom hereby acknowledges, that the adjustment referred to in the last parenthetical of Section 1(i)(i) of the Certificate of Designation of the Preferred Stock (the "Certificate of Designation") shall apply to the Stock Dividend and that in the event that Deutsche Telekom elects to convert shares of Preferred Stock into Common Stock in accordance with the Certificate of Designation, the Conversion Rate (as defined in such Certificate of Designation) set forth in Section 1(i)(i) of the Certificate of Designation shall be increased by a factor of



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Deutsche Telekom AG                        -2-                            April 5, 2001
Attention: Kevin Copp, Esq.
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 .0075. Accordingly, after giving effect to such increase, the 3,906,250 shares of Preferred Stock owned by Deutsche Telekom will be convertible into an additional 234,375 shares of Common Stock for an aggregate of 31,484,375 shares of Common Stock, before giving effect to any other adjustment that may be required or occur from the date hereof until conversion. VoiceStream further agrees that, solely for purposes of determining the entitlement to future dividends and other distributions pursuant to Section 1(b) of the Certificate of
Designation, Deutsche Telekom will be deemed to own such 234,375 shares of
Common Stock, before giving effect to any adjustment that may be required or occur from the date hereof until conversion.

               Kindly indicate your agreement with the foregoing by executing a copy of this letter in the space provided below.


                                    Very truly yours,

                                    VOICESTREAM WIRELESS CORPORATION

                                    BY: /s/ Alan Bender
                                       -------------------------------
                                    Title: Executive Vice President




Agreed to and accepted this 5th day of April, 2001

DEUTSCHE TELEKOM AG

BY: /s/ Kevin Copp
   -------------------------------
Title: Head of International
       Legal Affairs